Bloomberg Tickers                               Issuer Free Writing Prospectus
-----------------                               Filed pursuant to Rule 433
TR       DBLAUT5J                               Registration No. 333-137902
ER       DBLAUE5J                               Dated: August 5, 2008

Liquid Alpha USD 5 Index
Seeks to achieve stable absolute returns
August 2008

Deutsche Bank's Liquid Alpha 5 USD Index has existed since April 23, 2008.
Accordingly, any index performance shown in this presentation preceding that inception date does not reflect the performance of an actual index, but has been retrospectively calculated.

Deutsche Bank AG has filed a registration statement (including a prospectus)
with the SEC for the offerings to which this communication may relate. Before you invest, you should read the prospectus in that registration statement and other documents Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.
Alternatively, Deutsche Bank AG, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-311-4409.

Alpha vs Beta
Introduction

0  Historically, managed investment products delivered long-only exposure to asset class returns. Managers sought to add value by trying to outperform their respective benchmarks

0  Returns attributable to the market benchmark were deemed "beta" while returns that exceeded the market benchmark were deemed "alpha"

0  Alpha can be defined as the excess return between two assets: a long asset and short asset

0  In recent years, investors have looked to separate the alpha return (excess)
   from the beta return (market)

0  DB responded by launching a series of alpha-generating long vs. short indices for each major asset class (equities, rates, currencies, commodities). These indices are not correlated to their respective asset class and therefore have little or no beta exposure

0  Deutsche Bank is now offering combined exposure to these four alpha indices in a risk targeted, efficient manner via the Liquid Alpha Index

Extracting the Excess Return of the Market
DB Introduces the Liquid Alpha Index

Liquid Alpha is a weighted combination of four proprietary alpha indices from four different asset classes, plus cash The Underlying Assets(1)

    0   Equities: (S&P X-Alpha Index) seeks to generate alpha by going long a series of DB Regional Equity Style Indices and short their respective equity benchmarks

    0   Commodities: (DB Commodity Harvest Index) long optimal yield commodity index vs. short commodity benchmark

    0   Currencies: (DB Balanced Currency Harvest (USD-Funded) Index) long high interest rate currencies vs. short low interest rate currencies

    0   Rates: (DB Smart Index) seeks to extract alpha from the difference between short-term and long-term interest rates (5x leveraged)

    0   Cash: (DB Fed Funds Index) overnight Fed Funds rate

These indices are combined in a quantitative portfolio allocation model
(optimizer) seeking risk targeted, optimal exposure to each asset class alpha strategy.

(1) Please see Appendix 1 for a detailed explanation of each Alpha Index

Extracting the Excess Return of the Market
Multi-Asset Alpha Index Dynamic Allocation

The weighting of each Alpha Index is determined by utilizing a model based on
Modern Portfolio Theory. The Optimized Asset Allocator (OAA) seeks to determine the portfolio allocation which maximizes returns for a given level of volatility, subject to pre-defined constraints:

    -   Previous 60 business days correlation, volatility and returns for each alpha index and cash are used as inputs

    -   Constraints:

    -   Volatility: Targeted at 5%

    -   Stop-Loss Mechanism: triggers an additional rebalancing

The Optimization Methodology

Optimized Asset Allocation(1)

Alpha from different
asset classes

Allocation between alphas from different asset classes
Quarterly reallocation based on constraints and on new risk-return parameters

Returns on 60 business days
Volatility on 60 business days
Correlation between indices
Risk Monitoring: return trigger

Volatility targeting
Optimized portfolio allocation

Strategic
Asset Allocation

Tactical
Asset
Allocation

Historical               Risk
Data Input               Profile

Optimized
Asset
Allocation

(1) The OAA is based upon Markowitz's Modern Portfolio Theory, also known as the theory of diversification; Markowitz won the 1990 Nobel Prize in Economics.
Markowitz's "efficient frontier" refers to a series of optimal portfolio allocations that will maximize return for a given level of risk.

Optimized Asset Allocation Model:
A Risk Adjusted Return Optimisation Tool

Input

- Volatility Target: 5%
- Underlying Universe:

  Equity

  Commodity

  Currency

  Rates

  Cash

Optimized Asset Allocator



efficient frontier
Optimized Portfolio
cash
Expected Return
Alpha Indices
5%
Volatility

Liquid Alpha TR 5

- Hypothetical Optimized Portfolio[1]:

Equity	-	30.00%
Commodity	-	16.74%
Currency	-	30.00%
Rates	-	22.78%
Cash	-	0.48%

[1]This is a hypothetical portfolio and does not represent an actual allocation

Constraints

Equity	-	10%-50%
Commodity	-	10%-50%
Currency	-	10%-50%
Rates	-	10%-50%
Cash	-	0%-60%

Deutsche Bank

5

Extracting the Excess Return of the Market
DB Introduces the Liquid Alpha Index

0   Key Features:

    -   Multi-asset alpha: Combination of 4 different asset alphas plus cash offers diversification

    -   Dynamic Asset Allocation: Based on Markowitz's portfolio theory, the
        Optimized Asset Allocator (OAA) model aims for the optimal asset allocation along the efficient frontier(1)

    -   Historically low correlation to traditional asset classes: Alpha has historically been independent from the asset class underlying each investment strategy

    -   Historically low correlation to each other: Each of the four Alpha Index strategies has historically had little or no correlation to the other three

    -   No Beta exposure: Zero net exposure to equities, bonds, commodities or currencies

    -   Low volatility: Seeks to add stability to returns over time

    -   Managed risk: Stop-loss mechanism is triggered if returns fall below a specified minimum

    -   Transparency: The individual Alpha Indices and their weightings in the
        Liquid Alpha Index are published daily on Bloomberg and Reuters - Cost effective: As an alternative to a fund of hedge funds, Liquid Alpha seeks to provide a similar return without performance fees or liquidity constraints(2)

    -   Diverse Strategies: fundamental equity relative value, commodity carry, currency carry, yield curve slope monetization (see Appendix 1 for further detail on each strategy)

(1)The OAA is based upon Markowitz's Modern Portfolio Theory, also known as the theory of diversification; Markowitz won the 1990 Nobel Prize in Economics.
Markowitz's "efficient frontier" refers to a series of optimal portfolio allocations that will maximize return for a given level of risk.

(2) There are, however, costs associated with the individual Alpha Indices that are charged to the Liquid Alpha Index. Although the index level is published daily, this index is not freely tradable and direct investment in the Liquid
Alpha 5 Index is not available.

Liquid Alpha USD 5 TR
Performance Analysis

Index Returns*                               Annual Returns*

Performance Analysis*                        Historical Volatility (12 Months)*

*Source: Deutsche Bank, 2008, Bloomberg. Liquid Alpha has been retrospectively calculated and did not exist prior to April 23, 2008. Accordingly, the results shown during the retrospective periods do not reflect actual returns. Past performance is not necessarily indicative of how the Index will perform in the future. The performance of any investment product based on the Deutsche Bank
Liquid Alpha Index would have been lower than the Index as a result of fees and/or costs.

Liquid Alpha USD 5 TR
Performance Analysis

Monthly Returns Analysis(1)                  Allocation Constraints

Historical Allocation

(1)Source: Deutsche Bank, 2008, Bloomberg.

The Liquid Alpha Index has been retrospectively calculated and did not exist prior to April 23, 2008. Accordingly, the results shown during the retrospective periods do not reflect actual returns. Past performance is not necessarily indicative of how the Index will perform in the future. The performance of any investment product based on the Deutsche Bank Liquid Alpha Index would have been lower than the Index as a result of fees and/or costs.

Liquid Alpha USD 5: from TR to ER

0   The Total Return (TR) Index is calculated first because the Optimized Asset
    Allocation model requires a cash component and fully-funded assets

0   Liquid Alpha Excess Return (ER) incorporates the alpha strategy with no funding component

0   The ER Index is calculated as the difference between the performance of the
    TR index and that of the DB Fed Funds Index since the last rebalancing date

Liquid Alpha TR     Fed Funds      Liquid Alpha ER

Liquid Alpha USD 5 ER
Performance Analysis

Index Returns*           Annual Returns*

Performance Analysis*    Historical Volatility (12 Months)*

*Source: Deutsche Bank, 2008, Bloomberg. Liquid Alpha has been retrospectively calculated and did not exist prior to April 23, 2008. Accordingly, the results shown during the retrospective periods do not reflect actual returns. Past performance is not necessarily indicative of how the Index will perform in the future. The performance of any investment product based on the Deutsche Bank
Liquid Alpha Index would have been lower than the Index as a result of fees and/or costs.

Liquid Alpha USD 5 ER
Performance Analysis

Monthly Returns Analysis(1)        Allocation Constraints

Historical Allocation*

(1)Source: Deutsche Bank, 2008, Bloomberg. The DB Liquid Alpha USD 5 ER Index
has been retrospectively calculated and did not exist prior to April 23, 2008.
Accordingly, the results shown during the retrospective periods do not reflect actual returns. Past performance is not necessarily indicative of how the Index will perform in the future. The performance of any investment product based on the Deutsche Bank Liquid Alpha USD 5 ER Index would have been lower than the
Index as a result of fees and/or costs.

Index Costs Summary

0   The Liquid Alpha 5 Index has certain costs associated with the individual alpha indices that are charged to the Liquid Alpha 5 Index*

    -   The cost to replicate the strategies underlying the Liquid Alpha 5 Index ranges between a minimum of 21 bps per annum and a maximum of 63 bps per annum, depending on the allocation between the underlying indices

0   Individual index costs are based on an annual hedging cost, subtracted on a daily basis, and a bid-ask cost subtracted at each rebalancing

*These costs are applicable as of the date hereof and may change according to market conditions.

(1) Indices that do not show Hedging Costs above have their costs allocated within the respective DB Index itself. Bid-Ask costs reflect the costs involved during a rebalancing and are only applicable to the DB Commodity Harvest TR
Index

Advantages of Liquid Alpha

0   Seeks to achieve high risk-adjusted returns

0   Utilizes well-known proprietary alpha indices from Equities, Rates,
    Commodities and Currencies

0   Seeks to achieve optimal allocation between uncorrelated "alpha" strategies

0   Stop-loss feature seeks to manage downside risks

0   Low correlation to traditional asset classes

0   Transparent underlying with full reporting of daily index closing levels and weights on Bloomberg and Reuters

Certain Risks of Liquid Alpha

0   LIQUID ALPHA HAS LIMITED PERFORMANCE HISTORY - Publication of Liquid Alpha
    began on April 23, 2008. Therefore, it has very limited performance history and no actual investment which allowed tracking of the performance of Liquid
    Alpha was possible before that date.

0   AN INVESTMENT LINKED OR RELATED TO LIQUID ALPHA WILL NOT BE THE SAME AS AN
    INVESTMENT IN THE ALPHA INDICES - The Liquid Alpha closing level on any trading day will depend on the performance of the Alpha Indices. The weighting of each Alpha Index is determined by the Optimized Asset Allocator
    ("OAA"), which seeks to maximize returns for a given level of volatility.
    You should, therefore, carefully consider the composition and calculation of each Alpha Index.

0   ALPHA INDICES ARE NOT EQUALLY WEIGHTED IN THE LIQUID ALPHA MODEL AND MAY
    OFFSET EACH OTHER - The Alpha Indices are assigned different weightings in
    Liquid Alpha via the Optimized Asset Allocation Model. The same return generated by two Alpha Indices, whether positive or negative, may have a different effect on the performance of Liquid Alpha. Additionally, positive returns generated by one or more Alpha Index may be moderated or more than offset by smaller positive returns or negative returns generated by the other Alpha Indices.

0   FOR THE EXCESS RETURN INDEX, THE CLOSING LEVEL IS AFFECTED BY THE
    PERFORMANCE OF THE FED FUNDS INDEX - The calculation of the Excess Return
    Index level is intended to reflect the excess return (if any) of the Total
    Return Index relative to the return of the Fed Funds Index. Although the
    Total Return Index and the Fed Funds Index may perform positively, if the
    Total Return Index does not outperform the Fed Funds Index the Excess Return
    Index level will not increase.

0   THE ACTUAL EXPERIENCED VOLATILITY OF EACH ALPHA INDEX AND LIQUID ALPHA MODEL
    MAY NOT EQUAL THE TARGET VOLATILITY, WHICH MAY HAVE A NEGATIVE IMPACT ON THE
    PERFORMANCE OF LIQUID ALPHA - The weighting of each Alpha Index in the
    Liquid Alpha Model is adjusted to target a volatility level of 5%. Because this adjustment is based on the volatility of the previous 60 business days, the actual volatility realized on the Alpha Indices and the Liquid Alpha
    Model will not necessarily equal the volatility target.

0   THE CALCULATION OF LIQUID ALPHA'S CLOSING LEVEL WILL INCLUDE A DEDUCTION OF
    COSTS FROM THE ALPHA INDICES - On each trading day, the calculation of
    Liquid Alpha's closing level will include a deduction of costs from the
    Alpha Indices currently ranging between a minimum of 21 basis points per annum and maximum of 63 basis points per annum, depending on the individual weightings of the Alpha Indices.

Appendix 1:
The Underlying Indices

S&P X-Alpha USD TR Strategy Index
Bloomberg Ticker : SPXADT

0   The S&P X-Alpha USD Total Return Strategy Index uses a rules-based, mathematical model that reflects the relative performance between a basket of eight DB Regional Style equity indices and a basket of four regional equity benchmark indices and also contains a Fed Funds Return Index. The regional focus of the Index is the USA, Eurozone, Japan and the United
    Kingdom. The X-Alpha Model seeks to identify, from a growth perspective, high short-term earnings momentum stocks in global developed markets and, from a value perspective, low price-earnings ratio or high dividend yielding stocks in the same markets.

0   The X-Alpha Model employs the Deutsche Bank proprietary indices (DB Regional
    Style Indices) that reflect the performance of these categories of stocks, and pairs each with a regional well-known, broad equity index maintained by a third-party sponsor (Benchmark Indices), to make eight Index Constituent
    Pairs.

0   The return on an Index Constituent Pair is determined based on the daily cumulative return of the relevant DB Regional Style Index compared to that of the relevant Benchmark Index. The X-Alpha Model reflects a weighted return in USD of the Index Constituent Pairs, with the pair weights being determined based upon initial weights assigned to each Index Constituent
    Pair, adjusted based upon their recent observed volatility to target a volatility of 8% per year for the X-Alpha Model's exposure to each Index
    Constituent Pair.

S&P X-Alpha USD TR Strategy Index
Performance Analysis

Index Returns*           Annual Returns*

Performance Analysis*    Monthly Returns

*Source: Deutsche Bank, 2008, Bloomberg. The S&P X-Alpha TR Strategy Index and
its underlying style indices have been retrospectively calculated and did not exist prior to October 31, 2007. Accordingly, the results shown during the retrospective periods do not reflect actual returns. Past performance is not necessarily indicative of how the Index will perform in the future. The performance of any investment product based on the S&P X-Alpha USD TR Strategy
Index would have been lower than the Index as a result of fees and/or costs.

Certain Risks of S&P X-Alpha

0   THE INDEX HAS LIMITED PERFORMANCE HISTORY - Publication of the Index began on October 31, 2007. Therefore, the Index has very limited performance history, and no actual investment which allowed a tracking of the performance of the Index was possible before that date.

0   THE INDEX CONSTITUENT PAIRS ARE NOT EQUALLY WEIGHTED IN THE X-ALPHA MODEL
    AND MAY OFFSET EACH OTHER - The Index Constituent Pairs are assigned different weightings. Positive returns generated by one or more Index
    Constituent Pairs may be moderated or more than offset by smaller positive returns or negative returns generated by the other Index Constituent Pairs, particularly if the Index Constituent Pairs that generate positive returns are assigned relatively low weightings in the X-Alpha Model.

0   THE RETURNS OF THE INDEX CONSTITUENT PAIRS WILL BE EXPOSED TO FLUCTUATIONS
    IN EXCHANGE RATES - For the purposes of determining the returns of the Index
    Constituent Pairs, the currency in which any DB Regional Style Index or
    Benchmark Index (if such currency is not U.S. dollars) will be converted into U.S. dollars at the relevant spot exchange rate. Any positive or negative return that is generated as a result of the performance of a DB
    Regional Style Index compared to that of a Benchmark Index with which it is paired is exposed to fluctuations in the exchange rate between the U.S.
    dollar and the currency in which such DB Regional Style Index and such
    Benchmark Index are publicly quoted.

0   THE ACTUAL EXPERIENCED VOLATILITY OF EACH INDEX CONSTITUENT PAIR AND THE
    X-ALPHA MODEL MAY NOT EQUAL TARGET VOLATILITY, WHICH MAY HAVE A NEGATIVE
    IMPACT ON THE PERFORMANCE OF THE INDEX - The weighting of each Index
    Constituent Pair in the X-Alpha Model and the X-Alpha Model are adjusted to target a volatility level of 8%. Because this adjustment is based on recently experienced volatility and is subject to a minimum of 50% and a maximum of 150%, the actual volatility realized on the Index Constituent
    Pairs and the X-Alpha Model will not necessarily equal the volatility target.

0   THE CALCULATION OF THE INDEX CLOSING LEVEL WILL INCLUDE A DEDUCTION OF A
    BORROW FEE - On each trading day, the calculation of the Index closing level will include a deduction of a borrow fee to defray transaction costs incurred in relation to the Index on such day.

DB Commodity Harvest USD TR Index
Bloomberg Ticker : DBCMHLTU

0   The Deutsche Bank Commodity Harvest Index (DBCHI) employs a rules-based strategy to generate "carry" by capturing the relative value between the
    "optimum roll" strategy within the DB commodity index and the "fixed roll"
    strategy within a benchmark commodity index

0   For each commodity, the index seeks to generate returns, independent from the direction of the commodity's price, through zero-net-exposure long and short positions along the first 13 months of the forward curve

    -   The "long position" is the DB Commodity Booster - S&P GSCI(TM)Light Energy
        Index (Commodity Booster Index), which rolls each commodity futures contract according to Deutsche Bank's "Optimal Yield" methodology, which seeks to generate the maximum implied yield

    -   The "short position" is the benchmark index, the S&P GSCITM Light Energy
        Commodity Index, which rolls each commodity futures contract on a pre-defined roll schedule according to the shortest-dated contract

0   The weights ascribed to each long/short commodity exposure are the weights in the S&P GSCITM Light Energy Index

0   The long and short positions are rebalanced monthly to achieve a zero net exposure

DB Commodity Harvest USD TR Index
Performance Analysis

Index Returns*           Annual Returns*

Performance Analysis*    Monthly Returns

*Source: Deutsche Bank, 2008, Bloomberg. The DB Commodity Harvest Index has been retrospectively calculated and did not exist prior to December 17, 2007.
Accordingly, the results shown during the retrospective periods do not reflect actual returns. Past performance is not necessarily indicative of how the Index will perform in the future. The performance of any investment product based on the DB Commodity Harvest Index would have been lower than the Index as a result of fees and/or costs.

Certain Risks of DB Commodity Harvest Index

0   THE DB COMMODITY HARVEST INDEX HAS LIMITED PERFORMANCE HISTORY - Publication
    of the Index began on December 17, 2007. Therefore, the Index has very limited performance history, and no actual investment which allowed a tracking of the performance of the Index was possible before that date.

0   STRATEGY RISK - The DB Commodity Harvest Index reflects a strategy that takes a long position in the DB Commodity Booster Index and a short position in the S&P GSCI(TM) Light Energy Index. The value of the DB Commodity Harvest
    Index will be adversely affected if the DB Commodity Booster Index does not outperform the benchmark S&P GSCI(TM)Light Energy Index.

DB Balanced Currency Harvest Funded Index
Bloomberg Ticker : DBHVBUSF

0   The DB Balanced Currency Harvest Funded Index (DB Currency Harvest) reflects the total return performance of a portfolio that systematically invests in a diversified basket of high-yielding currencies, funded by going short a diversified basket of low-yielding currencies, plus a money market performance linked to the Fed Funds rate

0   The index methodology is designed to exploit a forward rate bias, (the tendency of currency forward rates to under-predict future spot prices)
    through systematic allocation rules

0   The Index methodology is implemented by ranking a currency pool of G10 and
    Emerging Market currencies by their 3-month Libor rates (sourced from reliable and transparent third party fixing pages) and investing in 3-month forward contracts by offsetting equal amounts of high-yielding currencies with low-yielding currencies

    -   Long Exposure: Two highest yielding G10 currencies plus the 3 next highest yielding currencies from the Balanced Currency Pool

    -   Short Exposure: Two lowest yielding G10 currencies plus the 3 next lowest yielding currencies from the Balanced Currency Pool

0   A roll-window feature is built into the Index to enhance returns and the
    Index is rebalanced quarterly

DB Currency Harvest Index
Performance Analysis

Index Returns*                Annual Returns*

Performance Analysis*         Monthly Returns

*Source: Deutsche Bank, 2008, Bloomberg. The DB Currency Harvest Index has been retrospectively calculated and did not exist prior to October 19, 2005.
Accordingly, the results shown during the retrospective periods do not reflect actual returns. Past performance is not necessarily indicative of how the Index will perform in the future. The performance of any investment product based on the DB Currency Harvest Index would have been lower than the Index as a result of fees and/or costs.

Certain Risks of DB Currency Harvest

0   THE DB BALANCED CURRENCY HARVEST INDEX HAS LIMITED PERFORMANCE HISTORY -
    Publication of the Index began on October 19, 2005. Therefore, the Index has very limited performance history, and no actual investment which allowed a tracking of the performance of the Index was possible before that date.

0   STRATEGY RISK - The strategy reflected in the DB Currency Harvest Index takes the view that by taking long positions in high yielding currencies and short positions in low yielding currencies, an investor's gain from interest rate differentials in the high yielding jurisdictions will exceed any potential losses from currency rate risk. The Index Sponsor provides no assurance that this expectation is or will remain valid. Various market factors and circumstances at any time and over any period could cause and have in the past caused investors to become more risk averse to high yielding currencies. Such risk aversion is greater with respect to the non-G10 currencies, which may be volatile and subject to large fluctuations, devaluations, exchange controls and inconvertibility.

0   GAINS IN COMPONENTS OF THE DB CURRENCY HARVEST INDEX MAY BE OFFSET BY LOSSES
    IN OTHER INDEX COMPONENTS - The DB Currency Harvest Index is composed of multiple currency positions. Any gain in one position may be offset by a loss in another position.

0   CURRENCY MARKETS MAY BE HIGHLY VOLATILE - Currency markets may be highly volatile, particularly in relation to emerging or developing nations'
    currencies and, in certain market conditions, also in relation to developed nations' currencies. The DB Currency Harvest Index components may include emerging market countries that are more exposed to the risk of swift political change and economic downturns than their industrialized counterparts. Political or economic instability is likely to have an adverse effect on the performance of the DB Currency Harvest Index.

DB SMART USD Index
Bloomberg Ticker : DBSMARTD


Equity
Cash
Commodity
Rates
FX
α

- The DB SMART Index seeks to capture returns generated by changes in the slope of the USD yield curve
- The index methodology implements dynamic long or short "steepener" positions in order to benefit from relative changes in short-term and long-term interest rates
  - A steepener is constructed with long/short forward starting interest rate swaps, duration-weighted to remain neutral to small parallel shifts in the yield curve
    - Long steepener: 1mo forward 2yr Swap (fixed rate receiver) + 1mo forward 10yr Swap (fixed rate payer)
    - Short steepener: 1mo forward 2yr Swap (fixed rate payer) + 1mo forward 10yr Swap (fixed rate receiver)
- The rules-based methodology uses a 2-criteria process to determine the appropriate trading strategy to generate alpha based on recent changes in the USD yield curve or the relative value between short-term and long-term interest rates
  - Criteria 1: Recent changes in the 3-month USD Libor rate measured by the percentage change month over month
  - Criteria 2: The current slope of the USD yield curve measured by the "carry" of a 1-month forward starting steepener position (receiving 2-year swap rate while paying 10-year swap rate)


Duration Weighted Steepener Index
Fed Active Signal?
3m Libor ↓↑ More than 2.5%
Yes
No
↓ more than 2.5%
Buy Steepener
↑ more than 2.5%
Sell Steepener
Carry
Expected return of steepener position
Carry is positive or zero
Buy Steepener
Carry is negative
Sell Steepener

1/3 of the Steepener position is rebalanced each month

Long Steepener When Yield Curve Steepens or Flattens/Inverts


Interest Rate
2y Swap (fixed-receiver) market value loss
10y Swap (fixed-payer) market value gain
Yield Curve Steepens 1-Month later
Today
2y Swap (fixed-receiver) market value gain
10y Swap (fixed-payer) market value loss
Yield Curve Flattens/Inverts 1-Month later
2yr
10yr

Deutsche Bank

25

DB SMART 5x USD TR Index
Performance Analysis

Index Returns*           Annual Returns*

Performance Analysis*    Monthly Returns

*Source: Deutsche Bank, 2008, Bloomberg. The DB Smart Index has been retrospectively calculated and did not exist prior to July 15, 2007.
Accordingly, the results shown during the retrospective periods do not reflect actual returns. Past performance is not necessarily indicative of how the Index will perform in the future. The performance of any investment product based on the DB Smart Index would have been lower than the Index as a result of fees and/or costs.

Certain Risks of DB SMART USD Index

0   THE DB SMART USD INDEX HAS LIMITED PERFORMANCE HISTORY - Publication of the
    Index began on July 15, 2007. Therefore, the Index has very limited actual performance history, and no actual investment which allowed a tracking of the performance of the Index was possible before that date.

0   STRATEGY RISK - The DB SMART USD Index reflects an investment strategy that systematically selects steepening or flattening positions in relation to the
    USD yield curve based on signals of a rate cutting or rate hiking cycle or the implied positive or negative carry in those positions in order to capture returns generated by changes in the slope of the USD yield curve. If the slope of the USD yield curve does not behave in the manner indicated by the signals or remains flat or nearly flat for extended periods, the value of the DB SMART USD Index could be adversely affected.

0   LEVERAGED EXPOSURE TO THE DB SMART USD INDEX - Positive or negative returns generated by the DB SMART USD Index are five times leveraged before being assigned a weighting in Liquid Alpha by the Optimized Asset Allocation
    Model. If the investment strategy reflected by the DB SMART USD Index does not generate positive results, the contribution of the DB SMART USD Index to
    Liquid Alpha will be the weighted, leveraged negative performance of the DB
    SMART USD Index.

DB Fed Funds Total Return Index
Bloomberg Ticker : DBMMFED1

0   The DB Fed Funds Total Return Index measures the accrual of a deposit invested at the inter-bank overnight interest rate (Fed Funds). The deposit is compounded (reinvested) daily, with a 360-day year convention. Fed Funds refers to the rate published at the close of business in New York.

DB Fed Funds Index
Performance Analysis

Index Returns*           Annual Returns*

Performance Analysis*    Monthly Returns

*Source: Deutsche Bank, 2008, Bloomberg. The DB Fed Funds Index has been retrospectively calculated and did not exist prior to October 15, 2007.
Accordingly, the results shown during the retrospective periods do not reflect actual returns. Past performance is not necessarily indicative of how the Index will perform in the future. The performance of any investment product based on the DB Fed Funds Index would have been lower than the Index as a result of fees and/or costs.